Exhibit 12

LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES
HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES
(dollars in millions)

	For the Nine Months Ended September 30,		For the Years Ended December 31,
(dollars in millions)	2011	2010	2010	2009	2008	2007	2006
Income (loss) from continuing operations before taxes	$1,050	$982	$1,234	$(521)	$(137)	$1,675	$1,631
Sub-total of fixed charges	232	227	307	292	303	325	242

Sub-total of adjusted income (loss)	1,282	1,209	1,541	(229)	166	2,000	1,873
Interest on annuities and financial products	1,860	1,873	2,496	2,512	2,532	2,519	2,260

Adjusted income (loss) base	$3,142	$3,082	$4,037	$2,283	$2,698	$4,519	$4,133
Fixed Charges
Interest and debt expense (1)	$215	$212	$286	$261	$281	$284	$223
Interest expense related to uncertain tax positions	7	4	7	13	2	21	—
Portion of rent expense representing interest	10	11	14	18	20	20	19

Sub-total of fixed charges excluding interest on annuities and financial products	232	227	307	292	303	325	242
Interest on annuities and financial products	1,860	1,873	2,496	2,512	2,532	2,519	2,260

Total fixed charges	$2,092	$2,100	$2,803	$2,804	$2,835	$2,844	$2,502

Ratio of sub-total of adjusted income to sub-total of fixed charges excluding interest on annuities and financial products (2)	5.53	5.33	5.02	—	—	6.15	7.74
Ratio of adjusted income base to total fixed charges (2)	1.50	1.47	1.44	—	—	1.59	1.65

(1)
Interest and debt expense for the years ended December 31, 2010, 2009 and 2006 excludes (i) a $5 million loss, (ii) a $64 million gain and (iii) a $5 million gain, respectively, and for the nine months ended September 30, 2011 an $8 million loss, each related to the early retirement of debt.

(2)
The ratios of earnings to fixed charges for the years ended December 31, 2009 and 2008 indicated less than one-to-one coverage and are therefore not presented. Additional earnings of $521 million and $137 million would have been required for the years ended December 31, 2009 and 2008, respectively, to achieve ratios of one-to-one coverage.